Exhibit 99.7

NICE inContact Recognizes Innovation of CXone Application Partners at Third
Annual DEVone Partner Conference

2019 DEVone Partner Awards spotlight companies who develop and integrate innovative applications for
NICE inContact CXone cloud customer experience platform

Salt Lake City, September 11, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced its 2019 DEVone Partner Award winners, who were recognized at the third annual NICE inContact DEVone Partner Conference which was attended by more than 350 partners and NICE inContact employees. Nearly half of all DEVone partners showcased and demonstrated products built for NICE inContact CXone, the world’s #1 cloud customer experience platform.

The NICE inContact DEVone Ecosystem, one of the industry’s largest technology partner networks, extends the NICE inContact portfolio through tested, fully integrated applications that utilize over 300 APIs. With their deep understanding of contact center needs and best practices, DEVone partners deliver cutting-edge technology, solving unique business challenges and providing the right tools for the kind of world-class customer service that sets organizations apart from their competitors.

This year’s DEVone Partner Award winners demonstrated innovative and collaborative integrations with NICE inContact CXone that enhance customer experience and deliver better business results. Winners were recognized in the following categories:

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INNOVATOR AWARD: Semafone and Eckoh were each recognized for developments that facilitate PCI DSS compliance, and new security integrations for customer data within the contact center environment. With these new layers of breach protection, NICE inContact CXone cloud customer experience platform helps organizations keep sensitive customer information secure from potential threats without sacrificing best-in-class experiences.

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RISING STAR AWARD: Shelf and InSync.Ai each earned the Rising Star Award for demonstrating a commitment to both customer engagement and business growth by actively participating in various marketing activities, including webinars, events and customer meetings. Both of these DEVone partners offer artificial intelligence tools to better support contact center agents. Whether helping agents find relevant information quickly or building a conversational assistant to reduce call volume, AI is increasing efficiency and creating more meaningful interactions between contact centers and customers. CXone end-to-end AI capabilities enable contact centers of all sizes to have seamless access to next-generation solutions shaping the future of customer experience.

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THOUGHT LEADER AWARD: PCI Pal and Omilia were each recognized for helping to educate the market on how to transform customer experience by contributing guest blog posts, acting as panelists at seminars and trade shows, and participating with NICE inContact at Interactions, the NICE inContact user conference. These DEVone partners offer new applications for speedy, compliant and seamless omnichannel customer experiences. Through its digital-first approach, NICE inContact CXone stays ahead of evolving customer expectations so contact centers can meet them where they are, with the fastest first-time resolution.

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CONNECTION AWARD: Textel and Ivinex earned this award as the top two partners who connected their technology most often with CXone for NICE inContact customers in the last year. This accomplishment requires technology that adds real customer value and has a deep, seamless and flexible integration to expedite implementation. Ivinex combines the best of Unified User Experience (UUE) capabilities with CXone, while Textel makes it easy for customers to use their existing business phone numbers to send and receive texts. With the CXone open cloud customer experience platform, contact centers are able to provide a customized and unified agent desktop experience, while expanding digital channel options for true omnichannel customer experiences.

The 2019 DEVone Partner Awards was the culmination of another successful gathering of NICE inContact DEVone partner companies, product presentations, and first looks that showcased the innovative ways CXone can be tailored to meet specific contact center needs.

“No two contact centers are alike – each has its own unique needs and customer expectations for exceptional experiences,” said Paul Jarman, CEO of NICE inContact. “The DEVone partner community takes the best-in-class standard of NICE inContact CXone and adds incredibly innovative options and features so customers can get exactly what they need to deliver intelligent, digital-first omnichannel experiences. We’re proud to present these awards at the DEVone Partner Conference as recognition for those partners who are helping businesses achieve their CX goals through NICE inContact CXone.”

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

DEVone offers customers and partners broad tools and resources to enable them to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how each company works with CXone can visit CXexchange to learn more about the applications and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their applications ready to integrate easily with CXone.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.